

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2012

Via E-Mail
Mr. Nils A. Ollquist,
President, Chief Executive Officer and Director
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, WA 98011

> **Re:** **Borneo Resource Investments Ltd.**
> **Amendment No. 3 to Form 10-12G**
> **Filed September 19, 2012**
> **File No. 000-54707**

Dear Mr. Ollquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Our Business, page 2

1. Please revise your introductory paragraph to indicate that the company currently only holds one concession.

2. We note your statement that "after entering into agreements to acquire concessions, the Company will market the properties to mining companies and other interested parties." Please revise your statement to clarify, with the exception of one concession, that the company has only entered into memorandums of understanding or letters of intent with the concession holders that are not legally binding on either the concession holder or the company until the parties enter into definitive agreements which will require the company to pay fees and conduct due diligence.

Mining Concessions, page 3

3. We note your response to comment 1 in our letter dated September 7, 2012. It continues to appear to us that the noted agreements are material to the company and its plan of operations in the future. The company notes that it is the company's intention to negotiate with strategic partners to pay for feasibility studies, to construct coal mining infrastructures, and perform mining operations on the identified mining concessions if possible. As previously requested, please file the noted agreements as exhibits to the Form 10.

4. Please revise the first paragraph to clearly indicate in the first sentence that the letters of intent and agreements of understanding with the concession holders are not legally binding agreements.

5. You indicate that Borneo will perform geological tests to determine the feasibility of mining each concession. You also indicate that it is the company's intent to have the strategic partners coordinate and pay for feasibility studies. Finally, your response to comment 5 indicates that it is not the company's intention to conduct feasibility studies or develop any properties it identifies. Please revise your statement that Borneo will perform geological tests to determine the feasibility of mining each concession throughout your document or advise us as appropriate.

6. We note your statement in the third paragraph on page 3 that "Borneo also acquired exclusive rights to an exploration IUP covering approximately 1,300 hectares in Kalimantan …." (emphasis added). Given that the company does not have a legally enforceable agreement regarding this memorandum of understanding, please revise your sentence because the company has at this point not "acquired exclusive rights". Revise throughout your document.

7. Please revise the first sentence in paragraph eight on page 3 "Other than the agreement …" to clarify, if true, that the meaning of the statement is that the agreements are not legally binding obligations to either the company or the concession holders.

8. You have added disclosure that the company will seek to enter into the letters of intent to acquire prime concessions. Please explain how entering into non-binding letters of intent to purchase concessions creates "a 'land bank' of assets to buy and sell assets."

Liquidity and Capital Resources, page 13

9. We note your statement that "the Company plans to sell coal from the mining concession under an arrangement with PT Integra Prima Coal. This mining concession has significant quantities of surface and 'outcrop' coal that the Company will be able to

access with relatively low infrastructure and production costs." We note that the company does not have a binding agreement regarding the concession with PT Integra Prima Coal. Please revise your disclosure to remove this disclosure given the company has no concession to harvest and sell the coal.

10. We note the company's response to comment 5 that "it is not the Company's intention to conduct feasibility studies or develop any properties it identifies." Please revise the first paragraph on page 14 in this section to add the above disclosure in addition to noting that the company does not have the funds to make any commitments on its letters of intent. Also clearly state that the letters of intent are not legally binding agreements.

Financial Statements

Note 4- Basis of Presentation and Going Concern Uncertainties

Principles of Consolidation, page F-9 and F-30

11. We note you have included the comparative financial statements for the prior year. Accordingly, please revise to remove the disclosure here "comparative financial statements for prior years have not been presented."

Exhibits

12. We note your response to comment 6. Please file the oral description of the employment agreement with Mr. Muaja as an exhibit to the Form 10.

13. We have received your request for confidential treatment for the information in Exhibit 10.7. We will be commenting on the confidential treatment application in a separate letter to the company.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Peter Dichiara, Esq.